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                                                              SEC FILE NUMBER
                                                                  0-13117
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                                                               CUSIP NUMBER
                                                                594915 20 9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):
   [X]Form 10-KSB   [_]Form 20-F   [_]Form 11-K   [_]Form 10-QSB   [_]Form N-SAR

            For Period Ended:   March 31, 1998
            [_] Transition Report on Form 10-K Transition Report on Form 10-Q
            [_] Transition Report on Form 20-F Transition Report on Form N-SAR
            [_] Transition Report on Form 11-K
            For the Transition Period Ended:_______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================
                        PART I -- REGISTRANT INFORMATION

 MicroFrame, Inc.
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Full Name of Registrant


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Former Name if Applicable

 21 Meridian Road
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Address of Principal Executive Office (Street and Number)

 Edison, New Jersey 08820
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report,  semi-annual report, transition report on
    |       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion  thereof,  will
    |       be filed on or before  the  fifteenth  calendar  day  following  the
[X] |       prescribed due date; or the subject  quarterly  report of transition
    |       report on Form 10-Q,  or portion  thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    | (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
    |       12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

                          PART IV -- OTHER INFORMATION


      1. Name and telephone number of person to contact in regard to this notification


                      John F. McTigue              732             494-4440
            --------------------------------    ---------    ------------------
                          (Name)               (Area Code)   (Telephone Number)


      2.    Have all other periodic  reports  required under Section 13 or
            15(d) of the Securities  Exchange Act of 1934 or Section 30 of
            the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
            identify report(s)                                  [X] Yes   [_] No



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      3.    Is it anticipated  that any  significant  change in results of operations from the  corresponding  period for the last fiscal year  will  be  reflected  by the  earnings  statements  to be
            included in the subject report or portion thereof?  [X] Yes   [_] No


            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

================================================================================

                                MicroFrame, Inc.
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                  (Name of Registrant as Specified in Charter)

            has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date    June 29, 1998                By:  /s/ John F. McTigue
     ------------------                 ----------------------------------------
                                        John F. McTigue, Chief Financial Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998 (the "Annual Report") could not be filed within the prescribed time period since the Company, which is a small company with limited resources and a small accounting staff, is in the process of negotiating a substantial acquisition which has been previously reported. The Chief Financial Officer is actively involved in these negotiations and his attention is vital to the ongoing negotiations. As a result, a substantial portion of the Annual Report, including the financial statements of the Company for the fiscal year ended March 31, 1998 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION


The Registrant anticipates reporting that the results of operations for the fiscal year ended March 31, 1998 have improved over the results of operations for the fiscal year ended March 31, 1997. Revenue for the year ended March 31, 1998 is anticipated to be approximately $10,218,000 as compared with revenue of $7,343,624 for the fiscal year ended March 31, 1997 and income before taxes for the fiscal year ended March 31, 1998 is anticipated to be approximately $407,000 as compared with income before taxes of $201,286 for the fiscal year ended March 31, 1997, principally as a result of increased sales.